EXHIBIT 99.2


RADVISION Receives 2009 Unified Communications Excellence Award

SCOPIA VC240 HD Video Conferencing System Recognized for Outstanding Innovation

Press Release
Source: RADVISION
On Tuesday January 12, 2010, 9:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Technology Marketing Corporation (TMC(R)) has named the SCOPIA VC240 as a recipient of its 2009 Unified Communications Excellence Award.

The SCOPIA VC240 high definition desktop video conferencing system combines the best of breed technologies of RADVISION and SAMSUNG to offer HD video communication to the desktop. The VC240 is the first product in the market to deliver all the components required for high definition desktop video conferencing in a single unit with an exceptionally low price point at a fraction of the cost of competing systems. The jointly developed VC240 integrates advanced video conferencing from RADVISION into a SAMSUNG high resolution multimedia LCD monitor.

The VC240 can operate as a standalone desktop HD video conferencing device as well as a 24-inch- high resolution monitor. It is fully interoperable with RADVISION's SCOPIA line of products and complements RADVISION's other desktop video solutions. With RADVISION's latest advanced video features including H.264 SVC (Scalable Video Coding), users enjoy the highest quality experience possible.

"This award reflects RADVISION's innovation in the market by enabling wide-scale deployment of high definition video conferencing," said Avishai Sharlin, General Manager, Technology Business Unit of RADVISION. "We are proud of TMC's recognition of the VC240 with this Excellence Award."

"RADVISION has demonstrated a commitment to excellence while addressing real needs in the UC marketplace. We are pleased to grant a 2009 Unified Communications Excellence Award to the SCOPIA VC240," said Rich Tehrani, CEO, TMC. "Congratulations to RADVISION on receiving this award and we look forward to future innovations."

The complete list of Unified Communications Excellence Award winners are published in the December 2009/January 2010 issue of Unified Communications magazine, www.uc-mag.com. Unified Communications magazine is devoted to educating readers on employing unified communications (UC) solutions.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.


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About Unified Communications magazine

Launched in July 2007, Unified Communications magazine is devoted to educating enterprise decision makers on why and how they need to deploy unified communications (UC) solutions. Every issue of Unified Communications magazine features a comprehensive news section; case studies of successful deployments and lessons learned; interviews with leading hardware and software companies; and an 'industry' section, featuring analysis of important mergers and acquisition, partnerships and a Wall Street perspective on the unified communications market. Unified Communications has a readership of 100,000.

About TMC

Technology Marketing Corporation (TMC) is a global integrated media company helping our clients build communities in print, in person and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, and NGN Magazine. TMCnet, TMC's Web site, is the leading source of news and articles for the communications and technology industries. TMCnet is read by two to three million unique visitors each month worldwide, according to Webtrends. TMCnet is ranked as 2,921 in Quantcast's Top U.S. Sites placing TMCnet in the top .03% most visited Web sites in the US. In addition, TMC produces ITEXPO, 4GWE Conference, Digium|Asterisk World and Communications Developer Conference.

TMC's Green Blog has been ranked on the "100 Best Blogs for Those Who Want to Change the World". TMC also recently launched new industry-specific Web sites:
IT.TMCnet.com, Cable.TMCnet.com, Robotics.TMCnet.com, Satellite.TMCnet.com, Green.TMCnet.com. New services offered by TMCnet include the Tech Jobs site and TMCnet iPhone News. For more information about TMC, visit www.tmcnet.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:

Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net
or
TMC
Jan Pierret, +1 203-852-6800
jpierret@tmcnet.com